United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of Novembro 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NOTICE TO THE MARKET

ARACRUZ CELULOSE S.A. ("Aracruz" or the "company") announces that it has received resignation letters from Messrs. Haakon Lorentzen (Member of the Board of Directors and of the Strategic and Sustainability Committees), Eliezer Batista da Silva (Member of the Board of Directors) and Luiz Aranha Corrêa do Lago (Member of the Board of Directors and of the Compensation Committee). In the same fashion, Messrs. Alex Harry Haegler (Alternate Member of the Board of Directors), Mauro Agonilha (Alternate Member of the Board of Directors and Member of the Audit Committee) and Carlos Jürgen Temke (Alternate Member of the Board of Directors and Member of the Strategic Committee) have delivered their resignation letters. Despite not being a member of the Board of Directors, Mr. Ignácio Ferraz de Sá Freire Júnior, member of the company's Tax Committee, has also delivered his resigantion letter.

Pursuant to Section 150 of Law nr. 6.404/76 and Section 18 of the company's ByLaws, the substitutes for the positions that became vacant due to the resignation of the Members of the Board of Directors shall be elected in the first Board Meeting following this announcement.

Aracruz, November 27, 2008.

MARCOS GRODETZKY Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Novembro 28, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer